FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of	December	2008
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	Research In Motion Reports Preliminary Q3 Results	3
2.	RIM to Offer CAD $1.50 Per Share in Cash for Certicom	3

Document 1

December 2, 2008

FOR IMMEDIATE RELEASE

Research In Motion Reports Preliminary Q3 Results

WATERLOO, ONTARIO--(Marketwire - Dec. 2, 2008) - Research In Motion Limited (RIM) (NASDAQ:RIMM)(TSX:RIM) today reported certain preliminary third quarter results for the period ended November 29, 2008 (all figures in U.S. dollars and U.S GAAP, except where indicated).

Based on preliminary financial data, RIM expects revenue for the third quarter to be in the range of $2.75-$2.78 billion. Preliminary revenue is lower than the previously forecasted revenue range of $2.95-$3.10 billion but is approximately 65% higher than revenue in the same quarter of last year. Approximately one third of the difference between forecasted and preliminary revenue is expected to be a result of the depreciation of certain foreign currencies relative to the U.S. dollar in the quarter. The remaining difference is primarily due to lower than estimated unit shipments of existing products, which RIM believes is a reflection of general economic weakness in the United States and shifts in product launch dates within the quarter. Subject to final review, gross margin in the quarter is expected to be between 45-46%. The lower than expected gross margin is due primarily to product revenue mix and foreign exchange impacts within the quarter.

Diluted EPS for the third quarter is expected to be lower than the initial forecast of between $0.89-$0.97 per share diluted, primarily due to the lower-than-estimated revenue and the unfavorable impact of the strengthening U.S. dollar during the quarter. Subject to final review, RIM now anticipates diluted adjusted earnings per share to be in the range of $0.81-$0.83 which reflects the previously guided tax rate of approximately 29-30%. Adjusted earnings per share excludes a negative impact on RIM's tax rate due to the significant depreciation of the Canadian dollar relative to the U.S. dollar in the quarter.(1) RIM's GAAP financial statements will reflect an income tax rate of approximately 40-42% resulting in a diluted GAAP EPS for Q3 in the range of $0.67-$0.71. The adjusted earnings per share does not have any standardized meaning prescribed by GAAP and therefore is unlikely to be comparable to similar measures presented by other issuers. This non-GAAP financial measure should be considered in the context of RIM's GAAP results.

RIM expects the number of net new BlackBerry(R) subscriber accounts added in the quarter to be approximately 2.6 million, which is lower than the 2.9 million previously forecasted but reflects a 57% increase over the same quarter of last year.

Despite the impact of later product launch dates and general economic weakness in the United States, customer response to the new BlackBerry products launched this quarter has been exceptional and RIM has experienced particularly strong momentum in recent weeks. Daily net subscriber account additions reached a record level on the day the BlackBerry Storm launched in the United States and RIM achieved a record number of weekly net subscriber account additions during the last week of the third quarter. The strong demand for new products has continued into Q4 and RIM is working closely with its partners to deliver sufficient product to take advantage of the growth opportunity in Q4 and beyond.

"Initial sales of new products have been very positive and we believe we have the strongest smartphone portfolio in the industry by far, however product launch timing, general economic conditions and foreign exchange volatility have tempered our results in the third quarter," said Jim Balsillie, Co-CEO at RIM. "We believe RIM is well positioned to capitalize on the increasing smartphone market opportunity and we remain focused on driving growth in the fourth quarter of fiscal 2009 and beyond."

RIM will report final third quarter results, provide guidance for the fourth quarter of fiscal 2009 and hold its quarterly earnings conference call on December 18, 2008 at 5:00 pm EST. The call can be accessed on the RIM website by logging in at www.rim.com/investors/events/index.shtml or by dialing 800-733-7571. A replay of the conference call will also be available at approximately 7 pm by dialing 416-640-1917 and entering passcode 21252987#. This replay will be available until midnight ET January 8, 2009.

(1) Note: The Company plans to report a tax provision in Q3 that is higher than previously forecast, the incremental portion of which is expected to be reversed in a future quarter. This provision reflects a tax rate that is significantly higher than the expected 29-30% tax rate guided on September 25, 2008, due to the unprecedented depreciation of the Canadian dollar in Q3 and its effect on RIM's U.S. dollar denominated assets and liabilities held by RIM's Canadian operating companies that are subject to tax in Canadian dollars. There are proposed changes to the existing Canadian laws that will allow RIM to calculate its fiscal 2009 Canadian tax expense based on the U.S. dollar (the Company's functional currency). While the Company elected for Canadian tax purposes to adopt these rules in Q3, the Company cannot recognize the related tax benefit of electing to adopt these rules for U.S. GAAP financial reporting purposes until they are formally enacted resulting in the higher tax provision for Q3. Once these new rules are enacted, the incremental tax expense in Q3 will be reversed, additional tax benefits from prior quarters of fiscal 2009 will be realized and future tax rate volatility will be reduced. The Company expects the proposed rules to be enacted sometime in calendar 2009. As a result the Company believes that the presentation of diluted adjusted earnings per share provides useful information as to RIM's operating results.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(R) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (NASDAQ:RIMM) and the Toronto Stock Exchange (TSX:RIM). For more information, visit www.rim.com or www.blackberry.com.

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws, including statements relating to RIM's revenue and earnings expectations for the third quarter of fiscal 2009, anticipated growth in subscribers, product shipments and expectations relating to RIM's margin in the third quarter of fiscal 2009, and other plans relating to RIM. The terms and phrases "preliminary", "anticipates", "well positioned", "continues", "expected", "ensure sufficient supply", "growth" and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances including, but not limited to, general economic conditions, product pricing levels and competitive intensity, supply constraints and new product introductions. Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: risks relating to the restatement of RIM's previously-filed financial statements as a result of the internal review of RIM's historical option granting practices, and regulatory investigations and litigation relating to those matters, including possible sanctions or penalties against the Company or its directors or officers; risks relating to RIM's intellectual property rights; RIM's ability to enhance current products and develop new products; RIM's reliance on carrier partners, third-party network developers and suppliers; risks relating to the efficient and uninterrupted operation of RIM's network operations center; risks related to RIM's international operations; and intense competition. These risk factors and others relating to RIM are discussed in greater detail in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F and RIM's MD&A (copies of which filings may be obtained at www.sedar.com or www.sec.gov), and RIM's other public filings with the Securities and Exchange Commission and Canadian securities regulators. These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Investor Contact: RIM Investor Relations 519.888.7465 investor_relations@rim.com

###

Document 2

December 3, 2008

FOR IMMEDIATE RELEASE

RIM to Offer CAD $1.50 Per Share in Cash for Certicom

Offer Price Represents a Substantial Premium of 76.5% over Certicom's December 2, 2008

Closing Price

Waterloo, ON – Research In Motion Limited (“RIM”) (Nasdaq: RIMM; TSX: RIM) announced today its intention to make an offer (the “Offer”) to acquire all of the issued and outstanding shares (the “Certicom Shares”) of Certicom Corp. (“Certicom”) (TSX: CIC) at a price of CAD $1.50 cash per Certicom Share.

The Offer price represents a premium of approximately 76.5% over the closing price of Certicom Shares on December 2, 2008 and a premium of approximately 76.1% over the volume weighted average trading price of Certicom Shares for the previous 20 trading days. The total acquisition cost is expected to be approximately CAD $66 million.

“Beginning in February 2007, RIM commenced discussions with Certicom management to evaluate a potential transaction. At various points since beginning discussions, RIM has conducted certain due diligence on the business and we continue to believe Certicom is a natural fit for RIM. Our collective expertise and business resources would increase the adoption of Certicom’s technology,” said Jim Balsillie, Co-CEO of RIM. “We believe our proposed offer is fair, reflects the full value of Certicom and takes into account the growth prospects and potential synergies made possible by this transaction. As we are unable to engage Certicom management in a meaningful dialogue to advance the terms of a potential transaction, we believe it is in the best interests of our respective shareholders, employees and customers to make this attractive offer directly to Certicom shareholders now.”

The Offer will not be subject to any financing conditions and will be funded with RIM’s cash on hand. The Offer will be made to Certicom’s shareholders following receipt of a complete shareholder list from Certicom or earlier by publication of an advertisement and filing of the take-over bid circular as required under applicable Canadian securities laws. The take-over bid will be open for acceptance for 35 calendar days from the date of mailing or publication of an advertisement of the take-over bid that includes full details of the Offer. RIM intends to formally commence the Offer on or before December 12, 2008.

The Offer will only be subject to customary conditions, including there having been deposited under the Offer and not withdrawn, a number of Certicom Shares which constitutes not less than 66 2/3% of the outstanding Certicom Shares (on a fully diluted basis), there having been obtained all government and regulatory approvals that RIM considers necessary or desirable in connection with the Offer, the waiver or cease trade of the Certicom shareholder rights plan and no material adverse change having occurred in the business of Certicom.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.BlackBerry.com.

###

Media Contact:

Marisa Conway

Brodeur Partners (PR Agency for RIM)

(212) 515-1924

mconway@brodeur.com

Investor Contact:

RIM Investor Relations

(519) 888-7465

investor_relations@rim.com

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws relating to RIM's proposed acquisition of Certicom, including statements regarding its intention to make the Offer, the proposed Offer price and other terms of the Offer, growth prospects and potential synergies, and RIM's plans and expectations with respect to Certicom and its technology. The terms and phrases “intention”, “would”, “growth prospects”, “potential synergies”, “will”, “expects”, and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances, including its perception of the timing, terms and benefits of the proposed acquisition. Many factors could cause RIM’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: RIM's ability to successfully integrate the operations of Certicom; RIM's ability to increase the adoption of Certicom's technology and realize upon its anticipated growth prospects and potential synergies; the timing and receipt of regulatory and governmental approvals necessary to complete the acquisition and any undertakings agreed to in connection with the receipt of such approvals; RIM's ability to attract and retain Certicom's key employees following the acquisition; RIM’s ability to enhance Certicom's current products and develop new products utilizing Certicom's elliptic curve cryptography technology; other risks relating to Certicom’s business; risks relating to the restatement of RIM’s previously-filed financial statements as a result of the internal review of RIM’s historical option granting practices, and regulatory investigations and litigation relating to those matters, including possible sanctions or penalties against the Company or its directors or officers; risks relating to RIM’s and Certicom's intellectual property rights; RIM’s ability to enhance its current products and develop new products; RIM’s reliance on carrier partners, third-party network developers and suppliers; risks relating to the efficient and uninterrupted operation of RIM’s network operations center; risks related to RIM’s international operations; and intense competition. Certain of these risk factors and others relating to RIM are discussed in greater detail in the “Risk Factors” section of RIM’s Annual Information Form, which is included in its Annual Report on Form 40-F and RIM’s MD&A (copies of which filings may be obtained at www.sedar.com or www.sec.gov), and RIM’s other public filings with the Securities and Exchange Commission and Canadian securities regulators. These factors should be considered carefully, and readers should not place undue reliance on RIM’s forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research in Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

RIM AND ITS AFFILIATES HAVE NOT YET COMMENCED THE OFFER REFERRED TO IN THIS PRESS RELEASE. UPON THE COMMENCEMENT OF THE OFFER, RIM WILL FILE A TAKE-OVER BID CIRCULAR WITH THE PROVINCIAL SECURITIES COMMISSIONS IN CANADA. THE TAKE-OVER BID CIRCULAR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER AND SHOULD BE READ BY SHAREHOLDERS. WHEN THE OFFER IS COMMENCED, A SHAREHOLDER WILL BE ABLE TO OBTAIN AT NO CHARGE THE OFFER TO PURCHASE, TAKE-OVER BID CIRCULAR AND ALL OTHER

DOCUMENTS WHEN THEY BECOME AVAILABLE ON THE SYSTEM FOR ELECTRONIC DOCUMENT ANALYSIS AND RETRIEVAL (SEDAR) AT WWW.SEDAR.COM. Accordingly, this announcement is for informational purposes only and does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security. The release, publication and distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published and distributed should inform themselves about and observe such restrictions. The Offer is not being made in, nor will deposits of securities be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, RIM may, in its sole discretion, take such action as it deems necessary to extend the Offer in any such jurisdiction.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	December 3, 2008	By:	/s/ Brian Bidulka
(Signature)
Brian Bidulka Chief Accounting Officer